# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PetVivo Holdings, Inc., CIK 0001512922
CUSIP: 716817408
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, Edina, Minnesota (MN), 55439
Date of event which requires filing of this statement: 02/05/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001099910-24-000379
Filed by CIK 0001553209

## Reporting persons
- A.L. Sarroff Fund, LLC: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 6,669,877; shared voting power 0; sole dispositive power 6,669,877; shared dispositive power 0; aggregate amount beneficially owned 6,669,877 (33.2% of the class)
  Comment: [1] A.L. Sarroff Fund, LLC (the "Company") is a New York Limited Liability Company (LLC) whose two individual members own, respectively, 90% and 10% of the Company's membership interests. The securities reported in this Schedule 13G were acquired primarily in accounts in the name of the Company and partly in accounts in the names of the two individual members.
  
  [2] In addition to the common shares reported in this Schedule 13G, the Company owns and/or controls 2,138,696 Warrants of the issuer. The Warrants are exercisable on the following schedule: $1,166,000.00 exercisable as of August 4, 2026, 111,000 exercisable as of December 6, 2026, 861,696 exercisable as of April 29, 2027, and 2,500,000.00 exercisable as of July 9, 2027. These Warrants have not been exercised. Pursuant to SEC Rule 13d-3(d) (1), these Warrants are therefore not included in the Company's aggregate shareholdings for purposes of this Schedule G.
  
  [3] According to the issuer's latest Form 10-Q, there were 20,099,095 outstanding common shares as of September, 2024. The common shares owned and/or controlled by the Company as of September 30, 2024 totaled 33.2% of the common shares outstanding.
  
  [4] This filing is made in reliance upon SEC Rule 13d-1(c). The Company, (a) has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); (b) is not a person reporting pursuant to SEC Rule 13d-1(b)(1); and (c) is not directly or indirectly the beneficial owner of 20 percent of more of the class.

## Item 1. Issuer
Name of issuer: PetVivo Holdings, Inc.
Address of issuer's principal executive offices: 5251 Edina Industrial Blvd., Edina, Minnesota, 55439

## Item 2. Person Filing
Name of person filing: A.L. Sarroff Fund, LLC
Address of principal business office or, if none, residence: 43 Meadow Woods Road, Great Neck, NY 11020
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,669,877
Percent of class: 33.2%
Sole power to vote or to direct the vote: 6,669,877
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,669,877
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- A.L. Sarroff Fund, LLC: Alan L. Sarroff, Alan L. Sarroff, Chief Executive Officer and Managing Member (02/11/2025)